Shin Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000
THAICOM

Company Registration No. 163
Tel : 66(0) 2591-0736-49 Fax : 66(0) 2591-0705, 2591-0706

May 12, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 023/2004**

  Subject: Submission of the Reviewed Financial Statements for the First quarter of Year 2004

  Date: May 11, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance fax at (662) 270-0658 attention Ms. Kobchok Meekoon.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing kobchokm@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

5/20

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
April 12, 2004

Ref No. SSA-CP023/2004

11 May 2004

Subject: Submission of the Reviewed Financial Statements for the First quarter of Year 2004

To: The President
Stock Exchange of Thailand

Enclosure: (1) One set of the Reviewed Financial Statements for the First quarter of Year 2004 – Thai Language Version
(2) One set of the Reviewed Financial Statements for the First quarter of Year 2004 – English Language Version
(3) Management Discussion and Analysis for the First quarter of Year 2004

Shin Satellite Public Company Limited (the "Company") would like to submit its reviewed financial statements for the first quarter of year 2004, ended March 31, 2004 together with an explanation of changes in operating results.

The Company reported consolidated revenue for the first quarter of year 2004 of Baht 1,516 million and consolidated net profit for first quarter of year 2004 of Baht 191 million. Earning per share was Baht 0.44 (calculate based on par value per share of Baht 10). The Company has already submitted a request to register its new par value per share, which is changed from Baht 10 to Baht 5, to Ministry of Commerce. The process is underway. This is an explanation of the changes in operating results of the consolidated financial statements.

1. The Company's consolidated revenue for the first quarter of year 2004 amounted to Baht 1,516 million, an increase of Baht 88 million or 6.1% over the same period last year (Baht 1,428 million). This was due to:
   - The merger with Loxley Information services Co. Ltd. (Loxserve) in March 2003, in addition to the Company's own increased marketing efforts, led to an expansion of the Company's customer base, especially for leased line services and high speed Internet via satellite. The growth in the Internet market was also the cause of an increase in revenue from the Internet business. Revenue from the Internet service business for first quarter of year 2004 amounted to Baht 357 million an increase of Baht 152 million or 73.9% over the first quarter year 2003 (Baht 205 million).
   - A gradually increase in Telephone subscribers of Cambodia Shinawatra Co., Ltd.(Camshin) and Lao Telecommunication Co., Ltd.(LTC). At the end of the first quarter 2004 , Camshin and LTC had approximately 123,949 and 196,039 subscribers, an increase of about 23% and 47% from at the end of the first quarter year 2003, respectively. However, revenue from the telephone service business slightly increased in

this quarter from the same period last year. This was mainly due to an approximately 8% appreciation in Thai Baht/USD. Revenue from telephone business for the first quarter of year 2004 was Baht 340 million, increased by Baht 8 million or 2.6% over the same period last year. (Baht 332 million);

- The acquisition of Teleinfo Media Co., Ltd (TMC), a licensed directory service provider granted by TOT Corporation Plc by CS Loxinfo Plc. in March 2004. TMC is the official publisher of telephone directory, both Yellow Page and White page in Thailand for ten years from 1996-2006. Revenue from directory business for the first quarter of year 2004 was Baht 47 million;

- The stronger Thai Baht coupled with the end of transponder service agreements with the Department of Space (DOS) in 2003 were the caused of the reduction in revenue from transponder service., However, the Company was able to sell iPSTAR user terminals more than in the same period last year. Revenue from transponder services for the first quarter 2004 was Baht 739 million, a decrease of Baht 134 million or 15.4% compared to Baht 873 million in the same period previous year.

- The Company gained Baht 20 million from foreign exchange in the first quarter 2004, while gaining Baht 4 million in the same period previous year. This was due to the Baht appreciating in the first three months of 2004 more than in the first three months of 2003. The Company had some exposure from outstanding foreign debt that is not hedged. The Company has a policy to manage its foreign exchange exposure by hedging part of its foreign debts and utilizing the benefit from a natural-hedge to mitigate the exposure of the non-hedged portion.

2. The Company's consolidated expenses for the first quarter 2004 amounted to Baht 1,210 million, an increase of Baht 248 million or 25.8% over the same period last year (Baht 962 million). This was due to:

   - Cost of sales and service for the first quarter 2004 amounted to Baht 918 million, an increase of Baht 128 million or 16.1% over the same period last year (Baht 790 million). This rise was attributable to;

     - an increase in the cost of the Internet business due to recognition of cost of sales and services from Loxley Information services Co. Ltd., after it was acquired by CS Loxinfo Plc (CSL). in March 2003;

     - an increase in the cost of the telephone business caused mainly from an increase in Camshin's cost of sales and service. Camshin's higher cost of sales and service was substantially due to an increase in electricity expenses, base station rental costs and amortization of telephone networking equipment and an increase in specific tax expenses. LTC's cost of sales and service slightly decreased in this quarter;

     - costs associated with the directory business after an investment in directory business by CSL. The major costs were cost of imported paper and printing cost.

     - In-orbit insurance premiums increased in accordance with a corresponding increase in insurance market rates. This came because of several satellite anomalies during last year and a decrease in the number of brokers. Costs of sales of IPSTAR user terminals increased due to an increase in sales. These were partially offset by a decrease in the concession fee as a result of lower transponder service revenue.

- Selling and administrative expense was Baht 292 million, an increase of Baht 121 million or 70.6% compared to Baht 171 million in the first quarter year 2003. This was because of an increase in staff and marketing expenses as a result of the merger with Loxserve in March 2003, the investment in the directory business in March 2004 and marketing activities associated with the IPSTAR project.

3. The Company's consolidated interest expense for the first quarter year 2004 amounted to Baht 32 million, a decrease of Baht 5 million or 12.8% over the same period in 2003 (Baht 37 million) Interest expenses relating to the IPSTAR project were capitalized to the cost of the project, which will be amortized, with the commencement of the service.

4. The Company's consolidated Income Tax for the first quarter year 2004 amounted to Baht 53 million, a decrease of Baht 22 million or 29.8% over the same period last year (Baht 75 million). This was due to a decrease in income tax imposed on Shin Satellite Plc and Camshin.

Summary Translation Letter
To the Stock Exchange of Thailand
April 12, 2004

Management's Discussion and Analysis: SATTEL

Overview

Consolidated sales and service income increased 5 .1% while net profit dropped 46 % from Q1/03

In Q1/2004, SATTEL's net profit was Baht 191 million, a decline of Baht 162 million or 46.0% from the same period previous year because of an increase in cost of sales and service and selling and administrative expenses. EPS was Baht 0.44 (calculate based on par value of Baht 10/share). The Company has already submitted a request to register its new par value per share, which is changed from Baht 10 to Baht 5, to Ministry of Commerce. The process is underway.

Received revenue from directory business

Consolidated sales and service income was Baht 1,483 million in Q1/2004, an increase of Baht 73 million or 5.1%. This comprised revenue of Baht 739 million from transponder services, revenue from Internet services of Baht 357 million, revenue of Baht 340 million from the telephone business and revenue of Baht 47 million from the new directory services business. Revenue from transponder services decreased by 15.4%, revenue from Internet and telephone services increased by 73.9% and 2.6%, respectively, from the same quarter last year.

Declare dividend Baht 0.5/Share

Due to a continuous growth in Satellite business, Telephone business as well as Internet business, the Company, in this quarter, announced it would pay dividend of Baht 0.5/share (at par value of Baht 10/share) for the performance of the year 2003.

Business Summary

Transponder leasing and related business

Thaicom Fleet

Re-open one Ku band on Thaicom-3 to service Thai broadcaster

The Company found demand for Ku Band on Thaicom-3 from a new Thai broadcaster; as a result returned transponders from Department of Space (DOS) at the end of 2003 are reassigned for this new customer. The new customer is now testing the system and trial its service. The service is expected to officially start in Q2/2004.

IPSTAR Project

There has been continuing progress on the IPSTAR project, including the construction of the IPSTAR-1 satellite and IPSTAR gateways, as well as marketing activities.

IPSTAR-1 passed the Thermal Vacuum test

IPSTAR-1 satellite, in this quarter, has already passed Thermal Vacuum Test and the test results processed. Next, IPSTAR-1 will undergo vibration testing, called a "Dynamic Test".

Signed agreement with Chinasat to sell up to 10,000 UT s in 2004-2005

In this quarter, SATTEL signed an agreement with China Satellite Communications Corporation (Chinasat), China's national satellite operator and one of the five telecommunications companies with the most extensive telecom licenses including satellite communications. Chinasat will commence satellite-based broadband service using IPSTAR equipment technology and its own satellites, with deployment plan up to 2,000 user terminals in 2004 and 10,000 user terminals in 2005. In addition, the new first generation IPSTAR gateway has been installed and tested in China. This was a significant step forward for IPSTAR because China is the biggest market in the Asia-Pacific Region for broadband services and for IPSTAR.

Internet Business

CS Loxinfo Plc (CSL) sold shares to the public by means of an Initial Public Offering (IPO) in April 2004. After the IPO, SATTEL indirectly holds 40.02% in CSL. By receiving proceed from IPO, CSL would have an opportunity to expand its Internet business especially IPSTAR service in Thailand as well as to invest in new business which is directory business.

Directory business

CSL invests in directory business through the acquisition in TMC in March 2004

In March 2004, CSL purchased 63.25% of shares in Teleinfo Media Company Limited (TMC), a licensed directory service provider granted by TOT Corporation Plc. TMC is the official publisher of telephone directory, both Yellow Page and White page in Thailand for ten years from 1996-2006. This acquisition will increase and diversify sources of revenue in the future and increase profits for CSL because of business synergies. For instance, the Yellow Pages database can be used to support future developments of electronic services.

Consolidated Operating Results

In this quarter, the Company recognized 63.25% of TMC's result of operation for March 2004, after it was acquired by CSL. Net profit in Q1/2004 was Baht 191 million, a decrease of Baht 162 million, or 46.0% compared to Baht 353 million in the same period last year. Operating profit was Baht 273 million, a decrease of Baht 176 million or 39.2%, from Baht 449 million. EBITDA was Baht 618 million, a decrease of Baht 126 million or 17.0% from Baht 744 million.

Table 1: Selected financial information on SATTEL

Unit: Baht millions

	Q1/2004	Q1/2003	Change (%)
Sales and service income	1,483	1,410	5.1
Cost of sell and services	918	790	16.1
SG&A expenses	292	171	70.6
EBIT	273	449	-39.2
EBITDA	618	744	-17.0
Net profit	191	353	-46.0
EPS (Baht)	0.44	0.81	

Revenues from sales and service

Sales and service income in Q1/2004 was Baht 1,483 million, an increase of Baht 73 million or 5.1% from Baht 1,410 million in the same period of 2002. This was because of an increase in revenue from Internet services and telephone services, despite a reduction in revenue from transponder services. In addition, this quarter, the Company had revenue from directory business, which was generated by the new acquired company, namely TMC.

Satellite Transponder leasing and Related Services

Stronger Thai Baht and a lost of all transponders leased by DOS caused lower in transponder revenue while sales of IPSTAR UT surged from Q1/03

The stronger Thai Baht (average Thai/USD in the first three month of 2004 was 39.09 while it was at 42.42 in the same period last year) coupled with the end of transponder service agreements with the Department of Space (DOS) in 2003 were the cause of the reduction in revenue from transponder services. However, the Company was, in Q1/2004, able to sell 1,277 IPSTAR user terminals, compared to 203 units in Q1/2003.

Revenue from transponder services in Q1/2004 was Baht 739 million, a decrease of Baht 134 million or 15.4% compared to Baht 873 million for the same period last year.

Internet Services

Internet service income hike 73.9% due to growth in customer base

The merger with Loxserve in March 2003, in addition to the Company's own increased marketing efforts, led to an expansion of the Company's customer base, especially for leased line services and high speed Internet via satellite. The growth in the Internet market was also the cause of an increase in revenue from the Internet business.

In Q1/2004, revenue from the Internet business was Baht 357 million, an increase of 152 million Baht or 73.9% compared to Baht 205 million for the same period last year.

Telephone Network Services

Telephone subscribers of Camshin and LTC have increased gradually. At the end of Q1/2004, Camshin and LTC had approximately 123,949 and 196,039 subscribers, an increase of about 23% and 47% from Q1/2003, respectively. However, revenue from the telephone service

business slightly increased in this quarter from the same period last year. This was mainly due to an approximately 8% appreciation in Thai Baht/USD.

Revenue from the telephone network business in Q1/2004 was Baht 340 million, an increase of Baht 8 million or 2.6% compared to Baht 332 million for the same period in 2003.

Directory Services

Recognized Baht 47 million revenue from TMC in this quarter

CSL acquired TMC in March 2004. As a result the Company, in this quarter, had revenue from the directory business of Baht 47 million.

Cost of Sales and service

Cost of sales and service increased 16.1%, mainly due to merger with Loxserve, acquisition of TMC as well as an increase in specific tax rate in Cambodia

In Q1/2004, the Company had total costs of Baht 918 million, an increase of Baht 128 million or 16.1% compared to Baht 790 million in Q1/2003. This was due to;

Satellite Transponder leasing and Related Services

In-orbit insurance premiums increased in accordance with a corresponding increase in insurance market rates. This came because of several satellite anomalies during last year and a decrease in the number of brokers. Costs of sales of IPSTAR user terminals increased due to an increase in sales. These were partially offset by a decrease in the concession fee as a result of lower transponder service revenue.

Internet Services

Cost associated with Internet business increased this quarter compared to the same period last year. This was mainly due to the recognition of costs from Loxserve after merger in March 2003. However, international leased line cost substantially decreased this year after the completion of the merger because of the economic of scale.

Telephone Network Services

Costs associated with the telephone network business increased caused mainly from an increase in Camshin's cost of sales and service. Camshin's higher cost of sales and service was substantially due to an increase in electricity expenses, base station rental costs and amortization of telephone networking equipment and an increase in specific tax expenses. LTC's cost of sales and service slightly decreased in this quarter.

Directory Services

There were costs associated with the directory business this quarter after an investment in directory business by CSL. The major costs were cost of imported paper and printing cost.

Selling and Administrative Expenses

SG&A increased 70.6% due to the merger with Loxserve and acquisition of TMC

SG&A in Q1/2004 was Baht 292 million, an increase of Baht 121 million, or 70.6% compared to Baht 171 million in Q1/2003. This was because of an increase in staff and marketing expenses as a result of the merger with Loxserve in March 2003, the investment in the directory business in March 2004 and marketing activities associated with the IPSTAR project.

Interest Expense

Interest expense was Baht 32 million in Q1/2004, decreased by Baht 5 million or 12.8% from Baht 37 million for the same period in 2003. Interest expenses relating to the IPSTAR project were capitalized to the cost of the project, which will be amortized, with the commencement of the service.

Gain on Exchange rate

The Company gained Baht 20 million from foreign exchange in Q1/2004, while gaining Baht 4 million in the same period previous year. This was due to the Baht appreciating in the first three months of 2004 more than in the first three months of 2003. The Company had some exposure from outstanding foreign debt that is not hedged. The Company has a policy to manage its foreign exchange exposure by hedging part of its foreign debts and utilizing the benefit from a natural-hedge to mitigate the exposure of the non-hedged portion.

Income Tax Expense

Income tax expense was Baht 53 million in this quarter, a decrease of Baht 22 million or 29.8%, from Baht 75 million in Q1/2003. This was due to a decrease in income tax imposed on SATTEL and Camshin. The effective tax rate during this period was 19.23%.

Financial Position

At the end of Q1/2004, the Company had total assets of Baht 26,597 million, an increase of Baht 1,481 million or 5.9% from the end of 2003. This increase was mainly accounted for by investment in the IPSTAR project and the acquisition of TMC in March 2004.

Table 2: SATTEL's Asset Component

Asset	March 31, 2004		December 31, 2003	
	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets
Current Assets	3,022	11.4	2,671	10.6
PP&E Net	17,912	67.3	17,104	68.1
Investment in associates	2.8	0.01	2.7	0.01
PP&E under the concession agreement, net	4,583	17.2	4,771	19.0

At the end of Q1/2004, the Company had a current ratio of 0.50 times, down from 0.57 at the end of 2003. This was due to short-term loan facilities of Baht 510 million, mainly for the purchase of TMC shares. Moreover, accounts payable also increased by Baht 427 million; mainly from IPSTAR-1 satellite construction cost that are due in April 2004.

The Company's total borrowing from financial institutions at the end of Q1/2004 was Baht 15,477 million, an increase of Baht 472 million from Baht 15,005 million at the end of 2003. This was substantially due to short-term loan used to pay for TMC's shares. Shares holders' equity was Baht 8,663 million at the end of this quarter. In this quarter, SATTEL's paid up capital increased from Baht 4,375 million at the end of 2003 to Baht 4,379 million as a result of the exercise to purchase shares under ESOP project. The debt to equity ratio at the end of Q1/2004 was 1.79 times.

The Company's cash flow from operations was Baht 615 million, net cash flow used for investing activities was Baht 927 million and net cash flow from financing was Baht 487 million. The majority of capital expenditure was accounted for by the IPSTAR project and investment in TMC.

SHIN SATELLITE PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

31 MARCH 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 1000
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Satellite Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 31 March 2004 and 2003 the related consolidated and company statements of income, and the related consolidated and company statements of changes in shareholders' equity and cash flows for the three-month periods ended 31 March 2004 and 2003 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited, respectively. These financial statements are the responsibility of the Company's management. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit, and, accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2003 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 24 February 2004. The consolidated and company balance sheets as at 31 December 2003, presented for comparative purposes, are part of the financial statements which I have audited and issued a report thereon as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
11 May 2004

SHIN

		Consolidated		Company	
		Unaudited 31 March 2004	Audited 31 December 2003	Unaudited 31 March 2004	Audited 31 December 2003
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
ASSETS					
Current assets					
Cash and cash equivalents		997,201	820,123	325,931	241,794
Short-term investments		10,000	-	-	-
Trade accounts receivable and accrued income, net	4, 12	1,067,750	923,290	675,652	621,982
Amounts due from related parties	12	27	-	23,001	21,493
Short-term loans and advances to related parties	12	-	-	30,630	18,032
Inventories, net		564,849	547,963	457,593	511,687
Other current assets, net	12	382,648	379,510	175,598	212,148
Total current assets		3,022,475	2,670,886	1,688,405	1,627,136
Non-current assets					
Foreign currency forward contracts receivable, net		6,362	-	6,362	-
Investments - equity method	5	2,835	2,719	1,696,403	1,635,632
Long-term investment - other	6	2,512	12,507	-	-
Long-term loan to another company		26,304	26,422	26,304	26,422
Property and equipment, net	7	17,911,699	17,104,474	14,731,263	14,105,127
Property and equipment under concession agreement, net	7	4,582,690	4,771,262	4,468,564	4,645,626
Deferred charges, net	7	93,176	98,161	26,839	35,457
Intangible assets, net	7	688,294	248,955	11,790	2,168
Other non-current assets, net	12	260,595	180,600	206,648	131,472
Total non-current assets		23,574,467	22,445,100	21,174,173	20,581,904
Total assets		26,596,942	25,115,986	22,862,578	22,209,040

Director ____________ Director ____________

Date ____________

The notes to the interim consolidated and company financial statements on pages 9 to 33 are an integral part of these interim financial statements.

		Consolidated		Company	
		Unaudited	Audited	Unaudited	Audited
		31 March	31 December	31 March	31 December
		2004	2003	2004	2003
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Short-term loans from financial institutions	8	1,407,000	897,000	830,000	830,000
Trade accounts payable	12	433,827	414,614	121,321	144,524
Accounts payable - property and equipment	12	648,623	231,358	375,766	23,220
Amounts due to related parties	12	11,370	16,133	8,392	16,029
Current portion of long-term borrowings, net	8	1,591,717	1,578,266	1,278,097	1,276,932
Short-term loans from other company	8	-	6,102	-	-
Current portion of foreign currency forward contracts payable, net		680,942	604,490	680,942	604,490
Unearned income and current portion of advances from customers		375,374	153,337	34,818	23,962
Accrued concession fee		305,397	236,803	221,534	134,544
Accrued expenses	12	205,416	224,069	136,099	95,973
Other current liabilities		385,333	299,924	179,924	158,561
Total current Liabilities		6,044,999	4,662,096	3,866,893	3,308,235
Non-current liabilities					
Foreign currency forward contracts payable, net		-	36,521	-	36,521
Long-term borrowings, net	8	11,803,838	11,888,624	10,115,630	10,159,406
Net liabilities in subsidiaries	5 (f)	-	-	533,814	544,939
Other non- current liabilities	12	85,649	85,515	78,832	81,514
Total non-current liabilities		11,889,487	12,010,660	10,728,276	10,822,380
Total liabilities		17,934,486	16,672,756	14,595,169	14,130,615
Shareholders' equity					
Share capital	9				
Authorised share capital - common stock		5,500,000	5,500,000	5,500,000	5,500,000
Issued and paid-up share capital - common stock		4,379,114	4,375,000	4,379,114	4,375,000
Premium on share capital	9	2,196,891	2,190,000	2,196,891	2,190,000
Cumulative foreign currency translation adjustment		(181,414)	(168,886)	(181,414)	(168,886)
Retained earnings					
Appropriated					
Legal reserve		119,840	110,314	119,840	110,314
Unappropriated		1,752,978	1,571,997	1,752,978	1,571,997
Total parent's shareholders' equity		8,267,409	8,078,425	8,267,409	8,078,425
Minority interests		395,047	364,805	-	-
Total shareholder's equity		8,662,456	8,443,230	8,267,409	8,078,425
Total liabilities and shareholders' equity		26,596,942	25,115,986	22,862,578	22,209,040

The notes to the interim consolidated and company financial statements on pages 9 to 33 are an integral part of these interim financial statements.

SHIN SATELLITE

		Consolidated		Company	
		Unaudited 31 March 2004	Unaudited 31 March 2003	Unaudited 31 March 2004	Unaudited 31 March 2003
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
REVENUES	12				
Revenues from sales and services		1,482,642	1,410,296	745,020	887,773
Other income		12,189	13,205	9,332	8,720
Gain on foreign exchange		20,528	4,380	18,245	8,306
Share of net results from investments - equity method	5	116	-	84,424	99,535
Total revenues		1,515,475	1,427,881	857,021	1,004,334
EXPENSES	12				
Cost of sales and services		801,671	634,282	404,768	368,407
Concession fee		115,926	155,896	97,990	136,235
Selling and administrative expenses		291,203	170,134	120,601	92,330
Directors' remuneration		1,175	1,255	825	1,065
Total expenses		1,209,975	961,567	624,184	598,037
Profit before interest expense and income tax		305,500	466,314	232,837	406,297
Interest expense	12	(32,181)	(36,899)	(8,943)	(13,665)
Income tax		(52,569)	(74,934)	(33,387)	(39,928)
Profit before minority interests		220,750	354,481	190,507	352,704
Profit attributable to minority interests, net		(30,243)	(1,777)	-	-
Net profit for the period		190,507	352,704	190,507	352,704
Basic earnings per share (Baht) (before par value split of the shares)	3	0.44	0.81	0.44	0.81
Basic earnings per share (Baht) (after par value split of the shares)	3	0.22	0.40	0.22	0.40
Diluted earnings per share (Baht)	3	0.22	0.40	0.22	0.40

The notes to the interim consolidated and company financial statements on pages 9 to 33 are an integral part of these interim financial statements.

D/o — 88.

	Note	Issued and paid - up share capital (Note 9)	Premium on share capital (Note 9)	Cumulative foreign currency translation adjustment	Legal reserve	Retained earnings	Minority interests	Total
		Consolidated (Baht '000)						
Opening balance 2003		4,375,000	2,190,000	19,780	56,300	545,723	17,309	7,204,112
Foreign currency translation adjustment		-	-	(18,105)	-	-	-	(18,105)
Net profit for the period		-	-	-	-	352,704	-	352,704
Legal reserve increase during the period		-	-	-	17,635	(17,635)	-	-
Minority interests increase during the period		-	-	-	-	-	251,458	251,458
Closing balance as at 31 March 2003		4,375,000	2,190,000	1,675	73,935	880,792	268,767	7,790,169
Opening balance 2004		4,375,000	2,190,000	(168,886)	110,314	1,571,997	364,805	8,443,230
Increase share capital during the period	9	4,114	6,891	-	-	-	-	11,005
Foreign currency translation adjustment		-	-	(12,528)	-	-	-	(12,528)
Net profit for the period		-	-	-	-	190,507	-	190,507
Legal reserve increase during the period		-	-	-	9,526	(9,526)	-	-
Minority interests decrease during the period		-	-	-	-	-	30,242	30,242
Closing balance as at 31 March 2004		4,379,114	2,196,891	(181,414)	119,840	1,752,978	395,047	8,662,456

The notes to the interim consolidated and company financial statements on pages 9 to 33 are an integral part of these interim financial statements.

		Company (Baht '000)						
	Note	Issued and paid - up share capital (Note 9)	Premium on share capital (Note 9)	Cumulative foreign currency translation adjustment	Legal reserve	Retained earnings	Minority interests	Total
Opening balance 2003		4,375,000	2,190,000	19,780	56,300	545,723	-	7,186,803
Foreign currency translation adjustment		-	-	(18,105)	-	-	-	(18,105)
Net profit for the period		-	-	-	-	352,704	-	352,704
Legal reserve increase during the period		-	-	-	17,635	(17,635)	-	-
Closing balance as at 31 March 2003		4,375,000	2,190,000	1,675	73,935	880,792	-	7,521,402
Opening balance 2004		4,375,000	2,190,000	(168,886)	110,314	1,571,997	-	8,078,425
Increase share capital during the period	9	4,114	6,891	-	-	-	-	11,005
Foreign currency translation adjustment		-	-	(12,528)	-	-	-	(12,528)
Net profit for the period		-	-	-	-	190,507	-	190,507
Legal reserve increase during the period		-	-	-	9,526	(9,526)	-	-
Closing balance as at 31 March 2004		4,379,114	2,196,891	(181,414)	119,840	1,752,978	-	8,267,409

The notes to the interim consolidated and company financial statements on pages 9 to 33 are an integral part of these interim financial statements.

		Consolidated		Company	
		Unaudited 31 March 2004	Unaudited 31 March 2003	Unaudited 31 March 2004	Unaudited 31 March 2003
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
Net cash flows from operating activities	10	615,407	287,280	405,885	140,351
Cash flows from investing activities					
Acquisition of subsidiary and joint venture, net of cash acquired	11	(441,711)	(217,213)	-	-
Payments for long-term investments		(5)	-	-	-
Proceeds from loan to subsidiary and joint venture	12	-	10,200	10,654	28,772
Loan to subsidiary		-	-	(23,207)	-
Payments for property and equipment		(482,928)	(1,546,372)	(316,422)	(1,464,021)
Payments for intangible assets	7	(53)	-	(53)	-
Payments for deferred charges	7	(1,897)	(25,157)	(1,623)	(3,706)
Proceeds from sales of property and equipment		100	110	-	103
Net cash payments from investing activities		(926,494)	(1,778,432)	(330,651)	(1,438,852)
Cash flows from financing activities					
Proceeds from issue of ordinary shares		10,186	-	10,186	-
Proceeds from issue of ordinary shares in subsidiary		-	245,000	-	-
Proceeds from short-term borrowings	8	1,090,000	287,616	580,000	287,616
Proceeds from long-term borrowings, net of financial expenses		72,064	3,618,808	(2,337)	2,666,791
Repayments of short-term borrowings	8	(586,102)	(1,981,635)	(580,000)	(1,897,056)
Repayments of long-term borrowings	8	(99,547)	(913,124)	(272)	(262)
Net cash receipts from financing activities		486,601	1,256,665	7,577	1,057,089

The notes to the interim consolidated and company financial statements on pages 9 to 33 are an integral part of these interim financial statements.

	Notes	Consolidated		Company	
		Unaudited 31 March 2004 Baht '000	Unaudited 31 March 2003 Baht '000	Unaudited 31 March 2004 Baht '000	Unaudited 31 March 2003 Baht '000
Net increase (decrease) in cash and cash equivalents		175,514	(234,487)	82,811	(241,412)
Cash and cash equivalents, opening balance		820,123	519,703	241,794	362,388
Cash recognised on change of status of associate to joint venture		-	84,789	-	-
Effects of exchange rate changes		1,564	470	1,326	494
Cash and cash equivalents, closing balance		997,201	370,475	325,931	121,470
Supplementary information for cash flows :					
Interest paid		29,249	35,311	3,238	3,645
Income tax paid		51,214	9,499	10,156	-
Non-cash transactions					
Acquisition of property and equipment by debt		452,187	634,194	375,766	630,710

The notes to the interim consolidated and company financial statements on pages 9 to 33 are an integral part of these interim financial statements.

1 Basis of preparation

These interim consolidated and company financial statements are prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in the full format as required by the Securities and Exchange Commission. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard 41, 'Interim Financial Reporting' and additional information is presented as required by the Securities and Exchange Commission.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2003.

During the first quarter of 2004, the Group has purchased an interest in Teleinfo Media Company Limited, recognised as investment in a joint venture and mentioned in Note 11.

Costs that are incurred unevenly during the financial year are recognised as an expense or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the 2003 annual financial statements.

2 Segment information

Financial information by business segment

	For the three-month period ended 31 March 2004 (Baht '000)						
	Satellite business services	Internet services	Telephone network	Media and advertising	Others	Consolidation eliminations	Group
Revenues	753,847	364,541	340,304	46,728	(1,863)	(20,915)	1,482,642
Share of net results from associate	-	116	-	-	-	-	116
Total revenues	753,847	364,657	340,304	46,728	(1,863)	(20,915)	1,482,758
Segment results	121,927	83,658	110,944	3,827	(2,144)	(278)	317,934
Operating profit							293,311

	For the three-month period ended 31 March 2003 (Baht '000)						
	Satellite business services	Internet services	Telephone network	Media and advertising	Others	Consolidation eliminations	Group
Revenues	899,539	203,513	339,097	-	-	(31,853)	1,410,296
Segment results	290,721	15,965	141,909	-	-	6,211	454,806
Operating profit							453,109

3 Basic and diluted earnings per share

Basic earnings per share is calculated by dividing the net income for the period attributable to shareholders by the weighted average number of ordinary shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares, which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of ESOP should be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the three-month period ended 31 March 2004.

Basic earnings per share (before par value split of the shares)
The basic earnings per share (before par value split of the shares) is as follows:

	For the three-month period ended 31 March (Consolidated and Company)					
	Net profit ('000 Baht)		Number of shares ('000 shares)		Earnings per share (Baht)	
	2004	2003	2004	2003	2004	2003
Basic earnings per share	190,507	352,704	437,763	437,500	0.44	0.81

The weighted average number of ordinary shares used in the calculation of the basic earnings per share is the number of ordinary shares as of the balance sheet date, which is the number of ordinary shares before the registration of the reduction in par value with the Ministry of Commerce as mentioned in Note 16 a) to the interim financial statements.

Basic earnings per share (after par value split of the shares) and the diluted earnings per share
The basic earnings per share (after par value split of the shares) and the diluted earnings per share are as follows:

	For the three-month period ended 31 March (Consolidated and Company)					
	Net profit ('000 Baht)		Number of shares ('000 shares)		Earnings per share (Baht)	
	2004	2003	2004	2003	2004	2003
Basic earnings per share	190,507	352,704	875,525	875,000	0.22	0.40
The effect of dilutive potential ordinary shares (ESOP Grant I and II)	-	-	9,058	-	-	-
Diluted earnings per share	190,507	352,704	884,583	875,000	0.22	0.40

As discussed in Note 16 a) to the interim financial statements, at the ordinary shareholders' meeting of the Company on 22 April 2004, the shareholders passed a resolution to approve an increase in the authorised share capital from 449,900,100 ordinary shares to 899,800,200 ordinary shares by a reduction in par value from Baht 10 each to Baht 5 each. Therefore, the Company has recalculated the earnings per share for the three-month periods ended 31 March 2004 and 2003 by considering the new weighted average number of ordinary shares after the amendment to the par value and number of shares after the balance sheet date.

4 Trade accounts receivable and accrued income, net

	Consolidated		Company	
	31 March 2004 Baht '000	31 December 2003 Baht '000	31 March 2004 Baht '000	31 December 2003 Baht '000
Trade accounts receivable				
-Third parties	1,314,664	1,100,493	591,327	512,042
-Related parties (Note 12)	19,604	13,797	23,152	11,012
Accrued income				
-Third parties	167,025	186,123	152,096	183,731
-Related parties (Note 12)	9,334	6,551	16,946	23,443
Total trade accounts receivable and accrued income	1,510,627	1,306,964	783,521	730,228
Less Allowance for doubtful accounts	(442,877)	(383,674)	(107,869)	(108,246)
Total trade accounts receivable and accrued income, net	1,067,750	923,290	675,652	621,982

Outstanding trade accounts receivable - third parties can be aged as follows:

	Consolidated		Company	
	31 March 2004 Baht '000	31 December 2003 Baht '000	31 March 2004 Baht '000	31 December 2003 Baht '000
Current	198,529	152,577	86,036	54,200
Overdue less than 3 months	236,714	203,462	118,934	88,946
Overdue 3-6 months	157,490	151,296	80,007	93,828
Overdue 6-12 months	169,600	142,462	87,132	108,991
Overdue over 12 months	552,331	450,696	219,218	166,077
	1,314,664	1,100,493	591,327	512,042
Less Allowance for doubtful accounts - third parties	(442,877)	(383,674)	(107,869)	(108,246)
Trade accounts receivable - third parties, net	871,787	716,819	483,458	403,796

5 Investments - equity method

a) Investments - equity method as at 31 March 2004 and 31 December 2003 comprise:

	Consolidated		Company	
	31 March 2004 Baht '000	31 December 2003 Baht '000	31 March 2004 Baht '000	31 December 2003 Baht '000
Investments in subsidiaries	-	-	1,696,403	1,635,632
Investments in associate	2,835	2,719	-	-
Total long-term investments	2,835	2,719	1,696,403	1,635,632

5 **Investments - equity method** (Continued)

b) Movements in investments - equity method for the three-month period ended 31 March 2004 comprise:

	Consolidated 31 March 2004 Baht '000	Company 31 March 2004 Baht '000
Transactions during the three-month period ended 31 March 2004		
Opening net book value	2,719	1,635,632
Share of net profit from investments	116	73,299
Foreign currency translation adjustment	-	(12,528)
Closing net book value	2,835	1,696,403

c) The nature of investments - equity method can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries of the Company			
Shin Broadband Internet (Thailand) Company Limited	Providing e-learning and broadband content services	Thailand	THB
Shenington Investments Pte Company Limited	Holding company to invest in international telecommunications	Singapore	SGD
iPSTAR Company Limited	Providing iPSTAR transponder services	The British Virgin Islands	USD
Spacecode LLC	Providing engineering and development services, technology and electronics	The United States of America	USD
Subsidiaries of Shin Broadband Internet (Thailand) Company Limited			
CS Loxinfo Public Company Limited	Providing television transponder and Internet services via satellite	Thailand	THB
C.S. Satellite Phone Company Limited	In the process of registering its termination with the Ministry of Commerce	Thailand	THB
Subsidiary of Shenington Investments Pte Company Limited			
Cambodia Shinawatra Company Limited	Providing fixed line, mobile phone and Internet services	Cambodia	USD
Subsidiaries of iPSTAR Company Limited			
iPSTAR Australia Pty Company Limited	Providing iPSTAR satellite services in Australia	Australia	AUD
iPSTAR New Zealand Company Limited	Providing iPSTAR satellite services in New Zealand	New Zealand	NZD

5 **Investments - equity method** (Continued)

c) The nature of investments - equity method (Continued)

Name	Business	Country	Currency
Subsidiary of CS Loxinfo Public Company Limited			
Loxley Information Service Company Limited	Providing Loxinfo Internet services	Thailand	THB
Associate of CS Loxinfo Public Company Limited			
CS Loxinfo Solutions Company Limited	Internet distributor	Thailand	THB
Joint venture of Shenington Investments Pte Company Limited			
Lao Telecommunications Company Limited	Providing fixed phone, mobile phone, public international facilities and Internet services	Laos	KIP
Joint venture of CS Loxinfo Public Company Limited			
Teleinfo Media Company Limited	Providing printing and publishing services for the White Pages and Yellow Pages	Thailand	THB

As at 31 March 2004, iPSTAR Company Limited, iPSTAR Australia Pty Company Limited and iPSTAR New Zealand Company Limited had not yet commenced their business operations.

d) Carrying value of investments - equity method can be summarised as follows;

	Consolidated - 31 March 2004 (Baht Million)					
	Paid-up capital	Investment portion (%)	At cost	Accumulated share of net results from investment	At equity	Dividend
Associated company	THB Million					
CS Loxinfo Solutions Company Limited	5.0	45	0.05	0.12	2.84	-

	Consolidated - 31 December 2003 (Baht Million)					
	Paid-up capital	Investment portion (%)	At cost	Accumulated share of net results from investment	At equity	Dividend
Associated company	THB Million					
CS Loxinfo Solutions Company Limited	5.0	45	0.05	0.46	2.72	-

5 **Investments - equity method** (Continued)

d) Carrying value of investments - equity method (Continued)

	Company - 31 March 2004 (Baht Million)					
	Paid-up capital	Investment portion (%)	At cost	Accumulated share of net results from investment	At equity	Dividend
Subsidiaries						
Shenington Investments Pte Company Limited	SGD Million 14.66	100	269.88	1,248.53	1,518.41	-
iPSTAR Company Limited	USD Million 2.0	98.89	78.49	(19.34)	59.15	-
Spacecode LLC	USD Million 3.0	70	118.65	0.19	118.84	-
Total			467.02	1,229.38	1,696.40	-

	Company - 31 December 2003 (Baht Million)					
	Paid-up capital	Investment portion (%)	At cost	Accumulated share of net results from investment	At equity	Dividend
Subsidiaries						
Shenington Investments Pte Company Limited	SGD Million 14.66	100	269.88	1,177.79	1,447.67	-
iPSTAR Company Limited	USD Million 2.0	98.89	78.49	(11.67)	66.82	-
Spacecode LLC	USD Million 3.0	70	118.65	2.49	121.14	-
Total			467.02	1,168.61	1,635.63	-

5 **Investments - equity method** (Continued)

e) Significant movements in investments - equity for the three-month period ended 31 March 2004 were as follows:

Subsidiaries

i) **CS Loxinfo Public Company Limited**

At the extraordinary shareholders' meeting of CS Loxinfo Public Company Limited ("CSL") on 27 November 2003, the shareholders passed a resolution to approve the issue of additional shares from 50 million to 500 million ordinary shares by reduction in par value from Baht 10 each to Baht 1 each. The change did not affect the shareholders' interest in CSL. In addition, the shareholders also passed a resolution to approve the increase in registered shares from 500 million ordinary shares at a par value of Baht 1 each to 628,096,300 shares at a par value of Baht 1 each, by issuing an additional 128,096,300 ordinary shares and allocating 125,000,000 ordinary shares for public sale, and 3,096,300 ordinary shares to support warrants issued to its directors, employees and advisors ("ESOP"). The additional ordinary shares were registered with the Ministry of Commerce on 18 December 2003. As at 31 March 2004, these additional registered shares have not been issued and paid-up yet (Note 16).

At the extraordinary shareholders' meeting of the Company on 23 February 2004, the shareholders passed a resolution to approve the issue of the above mentioned warrants to CSL's directors, employees and advisors ("ESOP").

On 4 March 2004, CSL acquired 26,550,583 shares and 17,353,601 shares, respectively at price of Baht 11.53 each of Teleinfo Media Company Limited from Shin Corporation Public Company Limited and SingTel InterActive Private Limited, representing a 63.25% of registered shares of TMC (Note 11).

ii) **iPSTAR Australia Pty Company Limited**

On 15 January 2004, iPSTAR Company Limited made a payment of AUD 100,000 for the registered share capital of iPSTAR Australia Pty Company Limited, which had been called on 100,000 shares at AUD 1.0 each.

iii) **iPSTAR New Zealand Company Limited**

On 24 February 2004, iPSTAR Company Limited made a payment of NZD 82,000 for the registered share capital of iPSTAR New Zealand Company Limited, which had been called on 82,000 shares at NZD 1.0 each.

5 Investments - equity method (Continued)

e) Significant movements in investments - equity for the three-month period ended 31 March 2004 were as follows: (Continued)

Joint Venture

iv) Lao Telecommunications Company Limited

The shareholders' meeting of Lao Telecommunications Company Limited ("LTC") on 22 January 2004 passed a resolution to approve a dividend payment of USD 4 million to the shareholders with respect to the operations of LTC for 2003.

The following amounts represent the Group's share of 49% of the assets, liabilities and revenues of LTC and are included in the consolidated balance sheet as at 31 March 2004 and 31 December 2003 and the consolidated income statements for the three-month period ended 31 March 2004 and 2003.

	Consolidated	
	31 March 2004 Baht '000	31 December 2003 Baht '000
Balance sheet		
Current assets	262,740	267,576
Non - current assets	857,800	778,533
Current liabilities	(174,669)	(84,536)
Non - current liabilities	(919)	(878)
Net assets	944,952	960,695

	Consolidated	
	31 March 2004 Baht '000	31 March 2003 Baht '000
Income statement for the three-month period ended 31 March		
Total revenues	147,887	143,475
Net profit	70,028	63,777

According to the joint venture agreement between the Company and the Government of Laos PDR, the Company will transfer all of its shares in LTC to the Government of Laos PDR, without any charges or compensation on the expiration date of the joint venture agreement in 2021.

5 **Investments - equity method** (Continued)

e) Significant movements in investments - equity for the three-month period ended 31 March 2004 (Continued)

Joint Venture (Continued)

v) **Teleinfo Media Company Limited**

On 4 March 2004, CS Loxinfo Company Limited ("CSL") acquired 26,550,583 shares and 17,353,601 share of Teleinfo Media Company Limited ("TMC") from Shin Corporation Public Company Limited and SingTel Interactive Private Limited respectively at Baht 11.53 per share, which representing a total shareholding of 63.25% (Note 11).

TMC, a joint venture, has been granted rights in publishing and advertising of telephone directories from TOT Corporation Public Company Limited ("TOT") up to June 2006. The fee for the rights is a minimum of Baht 5 million per telephone number database that was effectively adopted from 2002.

The following amounts represent the Group's share of 63.25% of the assets, liabilities and revenues of TMC are included in the consolidated balance sheet as at 31 March 2004 and the consolidated income statements for the period from 4 March 2004 to 31 March 2004.

	Consolidated	
	31 March 2004 Baht '000	31 December 2003 Baht '000
Balance sheet		
Current assets	205,240	-
Non - current assets	66,214	-
Current liabilities	(185,105)	-
Non - current liabilities	(1,147)	-
Net assets	85,202	-

	Consolidated	
	For the period from 4 March 2004 to 31 March 2004 Baht '000	For the three-month period ended 31 March 2003 Baht '000
Income statement		
Total revenues	55,383	-
Net profit	12,470	-

5 Investments - equity method (Continued)

f) Net liabilities in subsidiaries

The Company has provided a loan guarantee in respect of the bank loans of Shin Broadband Internet (Thailand) Company Limited ("SBI") amounting to Baht 806.6 million (31 December 2003: Baht 806.6 million). Accordingly, the Company has equity accounted for the full net deficit of SBI at 31 March 2004 to reflect the extent of its obligations.

The movements in these net liabilities in subsidiaries in the company financial statements for the three-month period ended 31 March 2004 are as follows:

	Company 2004 Baht '000
For the three-month period ended 31 March 2004	
Opening net book value	(544,939)
Share of net profit from investments	11,125
Closing net book value	(533,814)

Carrying value of net liabilities in subsidiaries is as follow;

	Company - 31 March 2004 (Baht Million)					
	Paid-up capital	Investment portion (%)	At cost	Accumulated share of net results from investments	At equity	Dividend
Subsidiaries						
Shin Broadband Internet (Thailand) Company Limited	Baht Million 947.29	100	947.29	(1,481.10)	(533.81)	-

	Company - 31 December 2003 (Baht Million)					
	Paid-up capital	Investment portion (%)	At cost	Accumulated share of net results from investments	At equity	Dividend
Subsidiaries						
Shin Broadband Internet (Thailand) Company Limited	Baht Million 947.29	100	947.29	(1,492.23)	(544.94)	-

6 Other investments

	Consolidated		Company	
	31 March 2004 Baht'000	31 December 2003 Baht'000	31 March 2004 Baht'000	31 December 2003 Baht'000
General investments:				
Fixed deposits	2,512	12,507	-	-

As at 31 March 2004, Baht 2.5 million (31 December 2003: Baht 12.5 million) of fixed deposits was pledged as collateral in respect of bank guarantees.

7 Capital expenditure and commitments

	Consolidated (Baht '000)			
	Property and equipment	Property and equipment under concession agreements	Deferred charges	Intangible assets
Transactions during the three-month period ended 31 March 2004				
Opening net book value	17,104,474	4,771,262	98,161	248,955
Additions	900,194	-	1,897	53
Increase from investment in a joint venture, net (Note 11)	59,433	-	3,532	434,670
Disposals, net	(51)	-	-	-
Write-off, net	(1,673)	-	-	1,454
Transfers, net	15,421	-	2,419	-
Reclassifications, net	(3,047)	-	(6,801)	9,848
Depreciation/amortisation charges	(144,995)	(188,572)	(5,654)	(5,705)
Foreign currency translation adjustment	(18,057)	-	(378)	(981)
Closing net book value	17,911,699	4,582,690	93,176	688,294
As at 31 March 2004				
Cost	20,249,372	10,928,570	201,918	723,026
Less : Accumulated depreciation/amortisation	(2,337,673)	(6,345,880)	(108,742)	(34,732)
Net book value	17,911,699	4,582,690	93,176	688,294

	Company (Baht '000)			
	Property and equipment	Property and equipment under concession agreements	Deferred charges	Intangible assets
Transactions during the three-month period ended 31 March 2004				
Opening net book value	14,105,127	4,645,626	35,457	2,168
Additions	668,967	-	1,623	53
Write-off, net	(2,064)	-	-	-
Transfer, net	18,601	-	-	-
Reclassification	(3,047)	-	(6,801)	9,848
Depreciation/amortisation charges	(56,321)	(177,062)	(3,440)	(279)
Closing net book value	14,731,263	4,468,564	26,839	11,790
As at 31 March 2003				
Cost	15,556,911	10,595,426	92,549	23,046
Less : Accumulated depreciation/amortisation	(825,648)	(6,126,862)	(65,710)	(11,256)
Net book value	14,731,263	4,468,564	26,839	11,790

Borrowing costs of Baht 81 million (for the three-month period ended 31 March 2003: Baht 311 million) arising on financing specifically entered into for assets under construction, were capitalised during the period.

7 Capital expenditure and commitments (Continued)

As at 31 March 2004, property and equipment included a project in progress of Baht 13,997 million (31 December 2003: Baht 13,337 million) relating to the iPSTAR project (Note 15). The iPSTAR project will be fully operational with the launch of iPSTAR-1 in 2004. According to the concession agreement made with the Ministry of Information Communication and Technology, the Company must transfer its ownership in iPSTAR Satellite to the Ministry of Information Communication and Technology on the date of the completion of construction and installation. In addition, the net book value of equipment as shown above, included the net book value of equipment whose ownership will be transferred to CAT under the terms of the concession agreements amounting to Baht 17 million.

Property and equipment include property and equipment under concession agreements of a subsidiary, Cambodia Shinawatra Company Limited ("CAM") of approximately Baht 2,179 million (31 December 2003: Baht 2,170 million). According to the concession agreement, CAM must transfer its ownership of this related property and equipment to the government of Cambodia on the expiration date of the concession agreement, on 4 March 2028.

In the first quarter of 2003, Thaicom 3 suffered damage in relation to a power supply system failure which resulting in losses of certain transponder capacity. In the last quarter of 2003, the insurers agreed to pay compensation of USD 33 million for the loss of transponder capacity. The Ministry of Information Communication and Technology ("MICT"), the legal owner of Thaicom 3 and the Company, a joint beneficiary, have agreed to deposit the insurance proceeds from the insurers in an "Escrow Account" with restricted terms of release such that the Company will be eligible to use the proceeds only for reimbursement of expenditure relating to transponders and/or the construction of a new satellite to supplement losses on the transponder capacity of Thaicom 3. The Escrow Agreement is in the process of being prepared by the Company and MICT.

Capital expenditure commitments

Capital expenditure contracted for at the balance sheet date, but not recognised in the financial statements is as follows:

	Consolidated		Company	
	31 March 2004 Currency '000	31 December 2003 Currency '000	31 March 2004 Currency '000	31 December 2003 Currency '000
US Dollars	89,309	100,421	71,657	86,080
Norwegian Kroner	7,220	3,800	7,220	3,800
NZ Dollars	2,211	-	-	-

8 Borrowings

	Consolidated		Company	
	31 March 2004 Baht '000	31 December 2003 Baht '000	31 March 2004 Baht '000	31 December 2003 Baht '000
Current	2,998,717	2,481,368	2,108,097	2,106,932
Non-current	11,803,838	11,888,624	10,115,630	10,159,406
Total borrowings	14,802,555	14,369,992	12,223,727	12,266,338

8 Borrowings (Continued)

The movements in the borrowings can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the three-month period ended 31 March 2004		
Opening net book value	14,369,992	12,266,338
Proceeds from short-term borrowings	1,090,000	580,000
Proceeds from long-term borrowings, net of financial expenses	81,991	7,590
Increase from investment in a joint venture, net (Note11)	915	-
Repayment of short-term borrowings	(586,102)	(580,000)
Repayment of long-term borrowings	(99,547)	(272)
Amortisation of discounted bills of exchange	5,691	5,691
Unrealised gain on exchange rate	(51,783)	(53,455)
Foreign currency translation adjustment	(6,437)	-
Others	(2,165)	(2,165)
Closing net book value	14,802,555	12,223,727

As at 31 March 2004, the Company has provided guarantees relating to long-term borrowings of a subsidiary amounting to Baht 806.6 million (31 December 2003: Baht 806.6 million).

Credit facilities

As at 31 March 2004, available credit facilities for loans from local and overseas banks are Baht 2,070.9 million and USD 119.9 million (31 December 2003 : Baht 1,237.5 million and USD 121.8 million).

Facility agreements in relation to the financing of the iPSTAR satellite project

On 7 November 2002, the Company entered into a USD 389.3 million credit agreement, which comprises 3 agreements as follows:

A. Loan credit agreement for USD 184.5 million. The guarantor is the Export-Import Bank of the United States. The loan is repayable within 9.5 years.

B. Loan credit agreement for USD 79.8 million. The guarantor is a French export and import bank (Compagnie Francaise d' Assurance pour le Commerce Exterieur). The loan is repayable within 9.5 years.

C. Loan credit agreement from another group of commercial banks for USD 125 million. The loan is repayable within 6 years. This has no guarantors.

The loans under each loan credit agreement bear interest at various rates. These are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of six months and have fixed rates. The Company pays a commitment fee on the unused portion of the facilities. In addition, regarding the aforementioned credit agreements, the Company must comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sales or transfer of assets, and investment. The amounts of principal are repayable from 2004, with repayment on a semi-annual basis.

9 Share capital and premium on share capital

	For the three-month period ended 31 March 2004			
	Number of shares Thousand shares	Ordinary shares Baht '000	Share premium Baht '000	Total Baht '000
Issued and paid-up share capital				
Opening balance	437,500	4,375,000	2,190,000	6,565,000
Increase during the period	411	4,114	6,891	11,005
Closing balance	437,911	4,379,114	2,196,891	6,576,005

The Company's registered share capital as at 31 March 2004 comprised 550 million ordinary shares (31 December 2003: 550 million shares) of Baht 10 each (31 December 2003: Baht 10 each). Issued share capital of 437.9 million shares is fully paid-up (31 December 2003: 437.5 million shares). Warrants as at 31 March 2004 comprised 11.99 million units (31 December 2003: 12.37 million units) (1 warrant : 1 ordinary share).

Eight million warrants (Grant I), equivalent to 1.83% of the Company's total paid-up share capital (before dilution) were granted to directors, employees and advisors on 27 March 2002 at Baht nil per unit. The warrants are in registered form and are non-transferable. The term of the warrants does not exceed 5 years and there is no offering price. The exercise price is set at Baht 26.75 per unit, which was the share closing price as of 26 March 2002.

At the shareholders' Annual General Meeting of the Company on 28 April 2003, the shareholders passed a resolution to approve the issuance and offering of 4,400,100 warrants (Grant II), or the equivalent of 1.01% of the Company's total paid-up share capital (before dilution) to directors, employees and advisors who are eligible for such allocation. The warrants are in registered form and non-transferable. The term of the warrants does not exceed 5 years and there is no offering price. On 30 May 2003, the warrants were granted to directors, employees and advisors at Baht nil per unit. The exercise price is set at 12.84 Baht per unit, which was the weighted-average closing price of shares for 30 days before 28 April 2003. The aforementioned warrants are entitled to each be exercised by one-third of their allocated warrants to purchase ordinary shares; one year for the first exercise, two years and three years for the second and the third exercises, respectively, after the warrants are issued to them, until the warrants have expired.

Movements in the number of warrants outstanding are as follows :

	For the three-month period ended 31 March 2004 ('000 units)						
	ESOP - Grant I			ESOP - Grant II			
	Directors	Employees	Total	Directors	Employees	Total	Grand Total
Opening balance	4,129	3,840	7,969	2,790	1,610	4,400	12,369
Exercised during the period	-	(381)	(381)	-	-	-	(381)
Closing balance	4,129	3,459	7,588	2,790	1,610	4,400	11,988

On 7 January 2004 and 4 February 2004, the Company registered additional issued and paid-up share capital in order to support 30,600 units and 380,800 units of warrants issued to directors and employees (ESOP) at Baht 26.75 per share (1 warrant: 1 ordinary share). Consequently, the issued and paid-up share capital increased from Baht 4,375 million to Baht 4,379 million and share premium increased from Baht 2,190 million to Baht 2,197 million.

Compensation costs related to the warrants are not recognised in these financial statements for the fair value of warrants granted.

10 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the three-month periods ended 31 March 2004 and 2003:

		Consolidated		Company	
	Notes	31 March 2004 Baht '000	31 March 2003 Baht '000	31 March 2004 Baht '000	31 March 2003 Baht '000
Net profit for the period		190,507	352,704	190,507	352,704
Adjustments for:					
Allowance for doubtful accounts		5,587	6,187	(377)	-
Reversal of allowance for doubtful accounts		(9,031)	(29,405)	-	(12,237)
Write-off of withholding tax		1,569	1,320	1,569	745
Write-off of defective stock		2,429	-	2,429	-
Reversal of allowance for obsolete stock		(238)	-	(1,100)	-
Depreciation of property and equipment	7	144,995	97,933	56,321	45,024
Amortisation of property and equipment under concession agreements	7	188,572	184,079	177,062	175,574
Amortisation of deferred charges	7	5,654	11,865	3,440	9,187
Amortisation of intangible assets	7	5,705	1,113	279	-
Amortisation of discounted bills of exchange	8	5,691	8,339	5,691	8,339
Gain on dilution of investment		-	(6,395)	-	-
Gain on sales of property and equipment		(514)	(83)	(101)	(1,330)
Unrealised loss (gain) on exchange rate		(25,014)	19,759	(22,708)	14,768
Realised loss (gain) on exchange rate		4,352	(20,631)	1,570	(20,533)
Minority interests		30,243	1,777	-	-
Net results from subsidiaries, associate and joint venture	5	(116)	-	(84,424)	(99,535)
Changes in operating assets and liabilities					
- trade accounts receivable and accrued income		(65,284)	(221,154)	(53,293)	(188,892)
- amounts due from related parties		2,223	(10,672)	(1,508)	(7,001)
- inventories		47,057	(109,318)	44,091	(105,969)
- other current assets		845	86,267	36,550	101,330
- other non-current assets		(77,370)	575	(76,745)	-
- trade accounts payable and accrued expenses		41,769	(80,688)	103,913	(140,048)
- amounts due to related parties		(5,773)	1,355	(7,637)	18,202
- unearned income and advances from customers		43,218	(36,661)	10,856	(41,887)
- other current liabilities		78,950	26,684	22,182	31,319
- other non-current liabilities		(619)	2,330	(2,682)	591
Cash generated from operating activities		615,407	287,280	405,885	140,351

D. [signature] S.S.

11 Investment in a joint venture

Teleinfo Media Company Limited

On 4 March 2004, CS Loxinfo Company Limited ("CSL") acquired 43.90 million share of Teleinfo Media Company Limited ("TMC") at Baht 11.53 per share (representing a 63.25% shareholding) from Shin Corporation Public Company Limited and SingTel InterActive Private Limited.

The book value of assets and liabilities acquired by investing in TMC can be summarised as follows:

	63.25% **Baht '000**
Cash and cash equivalents	65,692
Trade accounts receivable and accrued income, net	75,918
Trade accounts receivable – related parties	2,251
Inventories, net	74,808
Other current assets	3,064
Property and equipment, net (Note 7)	59,433
Deferred charges, net (Note 7)	3,532
Other non-current assets	4,195
Trade accounts payable	(6,216)
Amounts due to related parties	(1,011)
Unearned income and advances from customers	(178,819)
Accrued expenses	(21,169)
Other current liabilities	(7,277)
Payable from finance leases (Note 8)	(915)
Other non-current liabilities	(753)
Book value of net assets acquired	72,733
Total purchase consideration - net	507,403
Goodwill (Note 7)	434,670
Cash outflow on acquisition	(441,711)

Goodwill recognised on the investment in TMC of Baht 434.67 million is presented as an intangible asset in the consolidated balance sheet (Note 7) and is amortised using the straight-line method over its estimated useful life of 12 years.

Net assets from acquisition, as shown above, are stated at the net book value at the date of acquisition. The Company is in the process of appraising the fair value of the property and equipment. The fair value of other TMC' s assets approximates the book value. The difference between net book value and net fair value will be adjusted through goodwill.

12 Related party transactions

The Company is controlled by Shin Corporation Public Company Limited ("Shin") incorporated in Thailand, which owns 51.48% (31 December 2003: 51.53%) of the Company's shares after the increase in the Company's issued and paid-up registered share capital (Note 9). Transactions with Shin and companies in the Shin group such as subsidiaries, associates, joint ventures, management and other companies over which Shin and the Company have significant influence directly or indirectly by directors of the Company or the Shinawatra family, or a major shareholder are recognised as related to the Company.

12 Related party transactions (Continued)

Sales and services to related parties were conducted on normal commercial terms and conditions, which are the same as for other customers. Consulting and management services were charged on an agreed basis of the percentage of assets. Transactions between the Company and Codespace, Inc. were conducted based on hourly rates plus reimbursement of actual expenses.

The Group had transactions with related parties for the three-month periods ended 31 March 2004 and 2003 as follows:

a) **Revenues**

	Consolidated		Company	
	31 March 2004 Baht '000	31 March 2003 Baht '000	31 March 2004 Baht '000	31 March 2003 Baht '000
Parent company				
Sales and services income	236	168	-	-
Subsidiaries				
Sales and services income	-	-	13,947	21,060
Other income	-	-	8,317	7,809
Joint ventures				
Sales and services income	1,694	2,069	3,318	4,057
Related parties under common control				
Sales and services income	42,647	34,721	26,490	28,018

b) **Expenses**

	Consolidated		Company	
	31 March 2004 Baht '000	31 March 2003 Baht '000	31 March 2004 Baht '000	31 March 2003 Baht '000
Parent company				
Other expenses	9,594	9,930	8,428	9,477
Interest expenses	-	1,181	-	-
Subsidiaries				
Purchase of goods and services	-	-	1,371	6,230
Other expenses	-	-	-	460
Associates				
Other expenses	1,192	-	-	-
Related parties under common control				
Purchase of goods and services	23,433	21,313	2,028	1,909
Other expenses	6,578	3,841	2,042	1,855
Other related party				
Payment for work in progress	15,566	14,883	15,566	14,883

12 Related party transactions (Continued)

c) Outstanding balance arising from sales/purchases of goods/services/ and expenses

	Consolidated		Company	
	31 March 2004 Baht '000	31 December 2003 Baht '000	31 March 2004 Baht '000	31 December 2003 Baht '000
Trade accounts receivable and accrued income - related parties				
Trade accounts receivable - related parties				
Parent company	132	130	-	-
Subsidiaries	-	-	15,928	5,749
Associate	2	11	-	-
Joint ventures	1,962	924	3,833	1,812
Related parties under common control	17,508	12,732	3,391	3,451
Total trade accounts receivable - related parties	19,604	13,797	23,152	11,012
Accrued income - related parties				
Subsidiaries	-	-	7,159	17,632
Joint ventures	471	62	924	121
Related parties under common control	8,863	6,489	8,863	5,690
Total accrued income - related parties	9,334	6,551	16,946	23,443
Total trade accounts receivable and accrued income - related parties	28,938	20,348	40,098	34,455
Amounts due from related parties				
Subsidiaries	-	-	23,001	21,493
Associate	27	-	-	-
Total amounts due from related parties	27	-	23,001	21,493
Other current assets - related parties				
Subsidiaries	-	-	120	4
Related parties under common control	3,083	1,740	1,375	1,375
Total other current assets - related parties	3,083	1,740	1,495	1,379
Other non-current assets - related parties				
Related parties under common control	3,783	4,274	-	-
Trade accounts payable - related parties				
Parent company	2	258	-	-
Subsidiaries	-	-	43,391	42,164
Associate	2,567	-	-	-
Related parties under common control	15,360	15,705	483	515
Total trade accounts payable - related parties	17,929	15,963	43,874	42,679
Accounts payable - property and equipment				
Other related party	9,871	4,967	9,871	4,967
Amounts due to related parties				
Parent company	6,009	13,065	4,995	12,980
Subsidiaries	1,200	-	-	-
Related parties under common control	4,161	3,068	3,397	3,049
Total amounts due to related parties	11,370	16,133	8,392	16,029

12 **Related party transactions** (Continued)

c) **Outstanding balance arising from sales/purchases of goods/services/ and expenses** (Continued)

	Consolidated		Company	
	31 March 2004 Baht '000	31 December 2003 Baht '000	31 March 2004 Baht '000	31 December 2003 Baht '000
Accrued expenses - related parties				
Parent company	502	2	-	-
Subsidiaries	-	-	5,506	7,409
Related parties under common control	2,538	1,319	252	177
Total accrued expenses - related parties	3,040	1,321	5,758	7,586
Other liabilities - related parties				
Joint ventures	27	-	54	-

d) **Short-term loans and advances to related parties**

	Consolidated		Company	
	31 March 2004 Baht '000	31 December 2003 Baht '000	31 March 2004 Baht '000	31 December 2003 Baht '000
Short-term loans to related parties				
Subsidiaries	-	-	30,526	7,351
Advances to related parties				
Subsidiaries	-	-	104	10,681
Total short-term loans and advances to related parties	-	-	30,630	18,032

The short-term loans to subsidiaries bear interest at the rate of 3.58 - 3.59% per annum (31 December 2003: 3.59% per annum) and are repayable at call.

The advances to subsidiaries are non-interest bearing and are repayable at call (31 December 2003: non-interest bearing).

The movements of short-term loans and advances to related parties can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the three-month period ended 31 March 2004		
Opening balance	-	18,032
Loans and advances during the period	-	23,207
Repayment of loans and advances during the period	-	(10,654)
Unrealised gain on exchange rate	-	45
Closing balance	-	30,630

12 Related party transactions (Continued)

e) Warrants of Shin Corporation Public Company Limited granted to an executive director of the Company

Shin Corporation Public Company Limited, a major shareholder, issued warrants which are in registered form and non-transferable, to an executive director of the Company. The terms of the warrants do not exceed 5 years and there is no offer price as detailed below:

	Issued date	Issued (units)	Percentage of the Company's total paid-up share capital (Before dilution)	Exercise price (Baht/unit)	Exercise period	
					First	Last
ESOP – Grant I	26 March 2002	3,244,500	0.99	17.80	27 March 2003	26 March 2007
ESOP – Grant II	30 May 2003	1,793,800	0.61	13.67	31 May 2004	30 April 2008

f) Directors' remuneration

For the three-month period ended 31 March 2004, the remuneration of directors was Baht 1.18 million (31 March 2003: Baht 1.26 million). Directors' remuneration represents salaries, meeting fees and gratuities as approved by the shareholders of the Group and the Company at their Annual General Meeting.

g) Commitments with related parties

Guarantees

As at 31 March 2004, the Company had outstanding guarantees relating to long-term loans of its subsidiary amounting to Baht 806.6 million (31 December 2003: Baht 806.6 million).

h) Special reward program of Teleinfo Media Company Limited

In the year ended 31 December 2002, Teleinfo Media Company Limited ("TMC") had granted the rights to receive a special reward ("Special Reward Program") to eligible directors and employees of TMC. The rights will be granted once a year for 5 consecutive years. The rights can be exercised after the first year and within 5 years after the grant date. Benefits under the Special Reward Program are based on the improvement in operational performance on the exercised date compared with that of the grant date but not in exceed of TMC's budget for the program. There were 5,352,113 units in Grant I of the Special Reward Program to directors and employees of TMC.

At the annual general shareholders' meeting held on 28 April 2003, it was resolved to approve the second issuance and offer of 376,179 units of Special Reward Program to eligible directors and employees of TMC under the same conditions as Special Reward Program Grant I.

Movement of Special Reward Program is as follows:

	Grant I (units)	Grant II (units)	Total units
For the three-month period ended 31 March 2004			
Opening balance as at 1 January 2004	3,568,075	376,179	3,944,254
Granted	-	-	-
Exercised	-	-	-
Closing balance as at 31 March 2004	3,568,075	376,179	3,944,254

13 Contingencies

a) Bank guarantees and letter of credit

The Group had contingencies with banks whereby the banks issued letters of guarantee, letters of credit and other guarantees in respect of business contracts for the following amounts:

		Consolidated		Company	
	Currency	31 March 2004 '000	31 December 2003 '000	31 March 2004 '000	31 December 2003 '000
Minimum concession fee to Ministry of Information Communication and Technology	THB	44,000	54,250	44,000	54,250
Satellite space segment leasing of customers	THB	3,360	3,360	3,360	3,360
	USD	424	429	424	429
	AUD	1,028	1,028	1,028	1,028
Satellite space segment leasing with suppliers	EUR	83	83	83	83
ICO Gateway	THB	10,000	10,000	-	-
Publishing and advertising of telephone directories	THB	126,500	-	-	-
Letters of credit	USD	3,293	8,996	3,293	8,996
	THB	5,000	5,000	-	-
Others	THB	20,120	16,797	4,943	2,845
	INR	5,000	-	5,000	-

b) Assessment for withholding tax in India

The Income Tax Authority of India raised an assessment against the Company for the periods from 1 April 1996 to 31 March 1998 and from 1 April 1998 to 31 March 2002 and is in the process of assessment for the period from 1 April 2002 to 31 March 2003. The Company had paid an amount of Rupee 181.4 million (approximately Baht 165.5 million) for the tax assessment, which is presented as other assets in the balance sheets. If, according to the final assessment, the Company is not taxable, the Company would be eligible to receive the entire amount as a refund together with interest.

On 30 January 2004, the Commissioner of Income-tax (Appeals) ("CIT (A)") passed an appellate order in favour of the Company for the assessment for the periods from 1 April 1996 to 31 March 1998. The assessing officer is yet to give effect to the CIT (A)'s order to determine the exact refund due to the Company. However, the Indian Revenue authorities have a right to appeal with the Income-tax Appellate Tribunal ("ITAT") against the order of the CIT (A).

On 22 March 2004, CIT (A) has passed an order for the assessment for the periods from 1 April 1998 to 31 March 2002 that certain revenues of the Company are subject to a withholding tax and directed the assessing officer to compute the tax liability. The assessing officer is yet to give effect to the CIT (A)'s order to determine the exact amount. The Company is in the process of an appeal with the second appeal authority, ie ITAT. However, the tax consultant engaged by the Company in India is of the opinion that the outcome of such appeals will ultimately be in favour of the Company.

13 Contingencies (Continued)

c) Assessment for corporate income tax in Cambodia

The Income Tax Authority of Cambodia raised an assessment against Cambodia Shinawatra Company Limited, a subsidiary in Cambodia, for corporate income tax for the period from 1995 to 2000, except 1996, amounting to USD 5 million (approximately Baht 215 million). The Company is in the process of filing appeals with the Secretary of State, the Ministry of Economy and Finance on the reasonable basis that the Company was incurring operational losses and had sufficient loss carry forwards as a tax deduction for the period. On 5 May 2003, the Secretary of State, the Ministry of Economy and Finance issued a letter in respect of setting up a working team (audit team) comprising the Audit Department of the Ministry of Economy and Finance, representatives from the Ministry of Posts and Telecommunications and the Tax Department to review the tax assessment. Provision has not been made in these financial statements because the new assessment has not been finished. Management is of the opinion that the outcome of the tax assessment will not have a material adverse impact on the Company.

14 Commitments

a) Concession contracts

The Company was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty year period, service charges from users of the transponders. The concession agreement has been transferred to the Ministry of Information Communication and Technology.

Under the aforementioned agreement, the Company must pay an annual fee to the Ministry of Information Communication and Technology based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. In addition, the Company, according to the aforementioned agreement, must transfer its ownership of all satellites, telemetry, tracking, command and monitoring stations and other operating equipment to the Ministry of Information Communication and Technology on the dates of completion of construction and installation.

b) Assets transfer commitment under telephone network agreement in Cambodia

Cambodia Shinawatra Company Limited, a subsidiary in Cambodia, has obtained a concession from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement Cambodia Shinawatra Company Limited will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028.

c) Shareholder agreement

Lao Telecommunications Company Limited ("LTC") is a joint venture, which was established under the terms of a Master Agreement dated 8 October 1996, signed by the Government of the Laos People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of Shin Corporation Public Company Limited. According to the Master Agreement, LTC has the right to provide telecommunications services - fixed phone, mobile phone, international facilities, Internet and paging - within the Laos PDR for 25 years. Currently, Shenington Investments Pte Company Limited, which is a subsidiary of the Company, is the shareholder of LTC who owns 49% of LTC's registered share (Note 5). At the end of the 25th year in 2021, the Group has to transfer all of LTC shares to the Government of the Laos PDR, without any charges.

14 Commitments (Continued)

d) Commitments with related parties

As at 31 March 2004, the Company had provided guarantees relating to the borrowings of a subsidiary amounting to Baht 806.6 million. (31 December 2003: Baht 806.6 million). In addition, the Company has issued a letter of comfort to banks to provide financial support to Cambodia Shinawatra Company Limited, Shin Broadband Internet (Thailand) Company Limited and Shenington Investments Pte Company Limited. Under the terms of the letter of comfort, the Company must hold their interests in their subsidiaries and cannot pledge any of their shares until the loans are fully repaid.

e) Loan agreement of Lao Telecommunications Company Limited

Lao Telecommunications Company Limited ("LTC") entered into a loan agreement with the Ministry of Finance ("MoF") of the Lao People's Democratic Republic on 9 June 2000 of DM 9,000,000 for the procurement and installation of a rural telecommunication network, and for consulting services. LTC has received confirmation from MoF dated 29 August 2003 that the loan is no longer repayable by LTC. Under the confirmation from MoF dated 11 August 2003, MoF owns the network assets, and LTC is the operator. At present, LTC is in the negotiation process with MoF in relation to the remuneration for MoF for the use of these assets, by proposing 2 aspects; all equipment belongs to LTC in the new value of 30% of the assets value or to share the revenue arising from the said assets at the rate of 85% to MoF. At present, MoF has not confirmed whether it accepts these options. However, LTC's management believes that MoF will agree on the option that all equipment belongs to LTC in the new value of 30% of the assets value. Accordingly, LTC has recognised these assets and related liabilities at the value as mentioned during this quarter.

f) Concession contracts of subsidiaries

CS Loxinfo Public Company Limited ("CSL"), which is a subsidiary of the Group, has entered into concession agreements with CAT Telecom Public Company Limited (formerly "The Communications Authority of Thailand") ("CAT") to grant CSL to provide satellite uplink-downlink services and Internet services for a period of 22 years commencing from 9 August 1994 to 8 August 2016 and provide Internet services for customers that having their equipment installed in Thailand for a period of 10 years commencing from 17 April 1997 to 16 April 2007.

In addition, Loxley Information Service Company Limited ("Loxserv") has entered into a concession agreement with CAT to grant Loxserv to provide Internet services for customers that having their equipment installed in Thailand for a period of 10 years commencing from 1 April 1996 and 31 March 2006.

Under these concession agreements, the ownerships of all equipment installed under these concession agreements must be transferred to CAT on the dates of completion of installation.

15 Filing under Chapter 11 of the U.S. Bankruptcy Code of Space Systems/Loral, Inc.

On 15 July 2003, Loral Space & Communications Ltd., the parent company of Space Systems/Loral, Inc., ("SS/L"), the principal contractor for the iPSTAR-1 satellite construction, filed under Chapter 11 of the U.S. Bankruptcy Code. As at 31 March 2004, the Company had outstanding commitments under its agreement with SS/L of USD 25.1 million. Included in the Company's construction in progress for the iPSTAR project, is Baht 7,727.53 million in respect of iPSTAR-1 (Note 7). The Company's legal consultant is of the opinion that this case is in its preliminary stage, and it is not possible, at this time, to determine its effect to the Company.

16 Subsequent events

a) Changes in the registered capital of the Company

At the ordinary shareholders meeting of the Company on 22 April 2004, it passed a resolution to approve a decrease of the Company's authorised share capital by way of cancellation of authorised shares that have not been issued and paid-up in the number of 100,099,900 shares at par value of Baht 10 each, amounting to Baht 1,000,999,000. After the reduction, the remaining authorised share capital of the Company will be 449,900,100 shares or Baht 4,499,001,000.

The meeting also passed a resolution to approve the issue of additional shares from 449,900,100 to 899,800,200 shares from a split par value of the shares from Baht 10 per share to Baht 5 per share. The change of par value does not affect the amount of registered, issued and paid-up share capital. The number of issued and non-exercised warrants (1 warrant : 1 ordinary share) of 11,988,700 units will be split to 23,977,400, accordingly.

The ordinary shareholders meeting also passed a resolution to approve the increase of the Company's authorised share capital from Baht 4,499,001,000 to Baht 5,568,472,000 by issuing 213,894,200 additional ordinary shares at par value of Baht 5 per share, totalling Baht 1,069,471,000. The additional ordinary shares are to be allocated no more than 208,000,000 shares for public sale and to support warrants to be issued to its directors, employees and advisors (ESOP Grant III), as discussed below, of 5,894,200 shares.

b) The Allocation of warrants of the Company granted to directors, employees and advisors of the Company

At the ordinary shareholders meeting of the Company on 22 April 2004, it passed a resolution to approve the issuance and allocation of 2,947,100 warrants to purchase ordinary shares to directors, employees and advisors of the Company Grant 3 (ESOP Grant III) (should the par value of the shares be changed to Baht 5 per share, 5,894,200 warrants will be issued) equivalent to 0.67% of the total issued and paid-up capital of the Company as of 31 March 2004.

c) Dividend payment of the Company

At the ordinary shareholders meeting of the Company on 22 April 2004, the shareholders passed a resolution to approve a dividend payment of Baht 0.50 per share to shareholders in respect of the Company's operations in 2003 (in case of changing par value from Baht 10 per share to Baht 5 per share, the dividends will be paid at the rate of Baht 0.25 per share) amounting to Baht 218.95 million.

d) Public offering for the issuance of additional ordinary shares was registered in the Securities and Exchange of Thailand of CS Loxinfo Public Company Limited

On 2 April 2004, CS Loxinfo Public Company Limited ("CSL") registered additional issued and paid-up share capital with the Ministry of Commerce from 500 million shares at a par value of Baht 1 each to 625 million shares at a par value of Baht 1 each. The additional ordinary shares were issued and offered to the public and registered in the Securities and Exchange of Thailand on 8 April 2004.

16 Subsequent events (Continued)

e) The allocation of warrant of CS Loxinfo Public Company Limited granted to directors, employees and advisors of CS Loxinfor Public Company Limited

At the Board of Directors' meeting of CSL on 10 May 2004, it passed a resolution to approve the issuance and allocation of 2,885,900 warrants to purchase ordinary shares to directors, employees and advisors of CSL in Grant II (ESOP Grant II), and to approve the increase in CSL's registered capital in order to reserve for the exercise of warrants under the ESOP above.

17 Presentation of comparative information

The comparative figures have been amended to conform with the reclassification of certain items in the financial statements for the current period.